Exhibit 21
Subsidiaries of the Registrant
Back Yard Burgers, Inc., a Delaware corporation, has three wholly-owned subsidiaries:
(1)	Little Rock Back Yard Burgers, Inc., a Delaware corporation, which owns and operates Back Yard Burger restaurants in the Central Arkansas area;

(2)	Atlanta Burgers BYB Corporation, a Delaware corporation, which is inactive; and

(3)	BYB Properties, Inc., a Delaware corporation, which operates in Delaware and has the rights to the company’s trademarks.